SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

AMENDMENT NO. 7

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of the

REPUBLIC OF PANAMA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2019

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from

the Securities and Exchange Commission:

Juan Ricardo De Dianous Henríquez

Ambassador of Panama

Embassy of Panama

2862 McGill Terrace, NW

Washington, D.C. 20008

It is requested that copies of notices and communications from the Securities and

Exchange Commission be sent to:

Eli Whitney Debevoise II, Esq.

Arnold & Porter Kaye Scholer LLP

601 Massachusetts Avenue, N.W.

Washington, D.C. 20001

*	The Registrant is filing this annual report on a voluntary basis.

REPUBLIC OF PANAMA (THE “REGISTRANT” OR “REPUBLIC”)

Reference is made to the registration statement of the Registrant filed with the Securities and Exchange Commission (the “Commission”) effective as of December 1, 2020 (Registration No. 333-250981) (the “Registration Statement”).

The purpose of this Amendment to the annual report of the Registrant on Form 18-K for the year ended December 31, 2019, as amended, is to file with the Commission (i) the legal opinions included as Exhibits W and X in accordance with the Registrant’s undertaking in the Registration Statement to furnish copies of such legal opinions as may be required (including the opinion of the Procurador de la Administración) in connection with any issue of securities under the Registration Statement (ii) a form of the Registrant’s 4.500% Global Bonds due 2050, included as Exhibit Y hereof, and (iii) a conformed copy of the Terms Agreement, dated June 30, 2021, by and between the Republic and HSBC Securities (USA) Inc., Santander Investment Securities Inc. and Scotia Capital (USA) Inc, included as Exhibit Z hereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at the City of Panama, Panama, on the 30th day of June, 2021.

REPUBLIC OF PANAMA
By:	/s/ Enelda Medrano de González
Name:	Enelda Medrano de González
Title:	Vice Minister of Economy of the Republic of Panama

EXHIBIT INDEX

Exhibit No.

A:	None

B:	None

*C:	Copy of the 2019 Annual Budget of the Republic (in Spanish) (Rule 311) (P)

*D:	Current Description of the Republic

*E:	Opinion dated September 29, 2020 of Arnold & Porter Kaye Scholer LLP

*F:	Opinion dated September 29, 2020 of the Procurador de la Administración

*G:	Form of 2.252% Global Bonds due 2032

*H:	Form of 3.870% Global Bonds due 2060

*I:	Terms Agreement, dated September 22, 2020, by and between the Republic and Citigroup Global Markets Inc. and Goldman Sachs & Co. LLC

*J:	Recent Developments in the Registrant as of November 25, 2020

*K:	Recent Developments in the Registrant as of January 20, 2021

*L:	Opinion dated January 27, 2021 of Arnold & Porter Kaye Scholer LLP

*M:	Opinion dated January 27, 2021 of the Procurador de la Administración

*N:	Form of 2.252% Global Bonds due 2032

*O:	Form of 3.870% Global Bonds due 2060

*P:	Terms Agreement, dated January 20, 2021, by and between the Republic and BBVA Securities Inc. and Morgan Stanley & Co. LLC

*Q:	Recent Developments in the Registrant as of June 17, 2021

*R	Bloomberg announcement, dated June 17, 2021, announcing the commencement of fixed income investor calls commencing on Friday June 18, with the possibility that a benchmark-size, USD-denominated Euroclearable offering of local Treasury Bonds (Bonos del Tesoro) due 2031, distributed under Rule 144A/Regulation S, as well as an offering of Global Bonds, may follow.

*S	Press Release, dated June 21, 2021, announcing the Republic’s intention to commence a tender offer for its 4.000% Global Bonds due 2024 at a later date.

*T	Press Release, dated June 23, 2021, announcing the commencement of an offering of the Republic’s local Treasury Bonds (Bonos del Tesoro) due 2031, to be distributed under Rule 144A/Regulation S, and the commencement of the Republic’s offer to purchase for cash its 4.000% Global Bonds due 2024.

*U	Bloomberg announcement, dated June 23, 2021, announcing the commencement of an offering of the Republic’s local Treasury Bonds (Bonos del Tesoro) due 2031, to be distributed under Rule 144A/Regulation S, and the commencement of an offering of the Republic’s 4.500% Global Bonds due 2050.

Exhibit No.

*V	Recent Developments in the Registrant as of June 23, 2021.

W	Opinion dated June 30, 2021 of Arnold & Porter Kaye Scholer LLP

X	Opinion dated June 30, 2021 of the Procurador de la Administración

Y	Form of 4.500% Global Bonds due 2050

Z	Terms Agreement, dated June 23, 2021, by and between the Republic and HSBC Securities (USA) Inc., Santander Investment Securities Inc. and Scotia Capital (USA) Inc.

*	Previously Filed
(P)	Previous paper filing under cover of Form SE pursuant to Rules 306(c) of Regulation S-T

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